UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Second Market inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIMCHA WURTZEL (212) 668-3917
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE	NEW YORK	NY	10011
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

14048222

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, SIMCHA WURTZEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECONDMARKET, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CONTROLLER - FINOP

Title

SARAH B CHOPNICK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02CH6275781
Qualified in New York County
My Commission Expires 2-04-2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

SecondMarket, Inc.
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better
working world

SecondMarket, Inc.

Statement of Financial Condition

December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Stockholder of SecondMarket, Inc.

We have audited the accompanying statement of financial condition of SecondMarket, Inc. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SecondMarket, Inc. as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Emphasis of Matter – Investments in Bitcoin

In forming our opinion we have considered the adequacy of the disclosures included in Note 10 to the statement of financial condition concerning among other things the risks and uncertainties related to the Company's investments in bitcoin. The risks and rewards to be recognized by the Company associated with its investments in bitcoin will be dependent on many factors outside of the Company's control. The currently unregulated and immature nature of the bitcoin market, including clearing, settlement, custody and trading mechanisms, the dependency on information technology to sustain bitcoin continuity, as well as valuation and volume volatility all subject bitcoin to unique risks of theft, loss, or other misappropriation. Furthermore, these factors also contribute to the significant uncertainty with respect to the future viability and value of bitcoin. Our opinion is not qualified in respect of this matter.

Ernst & Young LLP

February 28, 2014

SecondMarket, Inc.

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	9,504,445
Cash segregated under federal regulations		1,636,608
Investments in bitcoin		1,249,023
Receivable from clearing broker and other third parties		841,252
Due from affiliates		650,408
Prepaid expenses and other assets		209,514
Property, equipment and leasehold improvements, net		140,073
Commissions receivable		99,449
Securities owned, at fair value		4,699
Total assets	$	14,335,471
Liabilities and stockholder's equity		
Liabilities:		
Due to customers	$	1,636,608
Accounts payable and accrued expenses		580,222
Due to affiliates		644,735
Unearned revenue		20,625
Total liabilities		2,882,190
Commitments and contingencies (*Note 9*)		
Stockholder's equity:		
Common stock, $0.01 par value; 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		14,053,779
Retained earnings		(2,601,498)
Total stockholder's equity		11,453,281
Total liabilities and stockholder's equity	$	14,335,471

The accompanying notes are an integral part of the financial statement.

SecondMarket, Inc.

Notes to Statement of Financial Condition

December 31, 2013

1. Nature of Business

SecondMarket, Inc. (the Company) was formed under the laws of the State of Delaware on June 8, 2005. The Company is an introducing broker-dealer, headquartered in New York with a branch office in California, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary business is providing a marketplace for transactions in illiquid assets, including auction-rate securities, and private company stock. The Company is a wholly owned subsidiary of SecondMarket Holdings, Inc. (the Parent).

2. Summary of Significant Accounting Policies

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting polices followed by the Company:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash Equivalents

The Company considers short-term investments with initial or remaining maturities of three months or less from the date of purchase to be cash equivalents. At December 31, 2013, there were no cash equivalents.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated

2. Summary of Significant Accounting Policies (continued)

securities transactions. At December 31, 2013, the Company held customer funds of $1,636,608, which were segregated in a special account for the exclusive benefit of customers of SecondMarket, Inc.

Securities Owned, at Fair Value

The Company records securities owned on trade date. Securities owned are held at fair value.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation methods. The accounting standards establish a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of Significant Accounting Policies (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Property, Equipment and Leasehold Improvements, Net

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Computer hardware and software	3 years	Straight Line
Communication systems	5 years	Straight Line
Furniture and fixtures	5 years	Straight Line
Equipment	3 years	Straight Line

Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the lease or the estimated useful life of the improvement.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily include prepaid amounts relating to various dues and subscriptions, as well as amounts paid to regulators.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files its federal income tax return on a consolidated basis with its Parent and on a combined basis for state and local income taxes. Income tax expense is computed by the Company on a separate company filing basis and indemnified by its Parent after filing of the consolidated income tax returns.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's statement of financial condition to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination. At December 31, 2013, no provision for income tax uncertainties has been recorded in the Company's statement of financial condition. Federal, New York State and New York City are the major tax jurisdictions that the Company currently files in. The Company is subject to examination by the various tax authorities for 2010 through 2012.

The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits. The related liability in Due to affiliates, net in the Statement of Financial Condition.

3. Securities Owned, at Fair Value

Securities owned primarily consists of equities, some of which do not have readily observable prices.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets				
Equities	$ –	$ 19	$ 4,680	$ 4,699
	$ –	$ 19	$ 4,680	$ 4,699

As of December 31, 2013 the Company's balance of Level 3 assets was $4,680. No gains or losses were recorded on these assets during the year.

The Company considers cash and cash equivalents, receivable from clearing broker, commissions receivable, due from affiliates, prepaid expenses and other assets, accounts payable and accrued expenses, and due to Parent, net to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

4. Property, Equipment and Leasehold Improvements

Details of property, equipment and leasehold improvements at December 31, 2013 are as follows:

Computer hardware and software	$	278,116
Communications systems		14,653
Furniture and fixtures		52,261
Equipment		12,097
Leasehold improvements		2,480
		359,607
Less accumulated depreciation and amortization		(219,534)
Total property, equipment, and leasehold improvements, net	$	140,073

5. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $8,402,101, which was approximately $8,302,101, in excess of its minimum requirement of approximately $100,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and (k)(2)(ii). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. The Company maintains a "Special Account for the Exclusive Benefit of Customers of SecondMarket, Inc." for such customer funds received. The Company is also exempt from the provisions of sub-paragraph k(2)(ii) as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

6. Income Taxes

Deferred income tax assets and liabilities result from temporary differences primarily related to net operating losses, capital loss carryforward on securities for tax purposes, depreciation methods used for tax purposes, and prepaid expenses. These resulted in a deferred tax asset of $2,470,546 and a valuation allowance of $2,470,546 at December 31, 2013.

A valuation allowance was recorded against the deferred tax assets at December 31, 2013, as management believes that the deferred assets will not be recognized as a tax deduction in a future period. The net change in the valuation allowance for the year ended December 31, 2013, was an increase of $1,946,544, primarily due to the net operating loss for 2013.

7. Off Balance Sheet Risk and Concentrations of Operational Risk

Certain of the Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all such customer accounts and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The receivable from clearing broker of $332,806 includes a $250,000 deposit that the Company is required to maintain with its clearing broker.

At December 31, 2013, the Company's cash accounts were held primarily with two financial institutions, each with balances that exceeded the federally insured limit.

8. Related-Party Transactions

The Company has entered into a service agreement with the Parent whereby the Parent provides services to the Company including the use of its employees, facilities, and other assets.

Pursuant to stock incentive plans of the Parent (collectively, the Plan), share-based payment awards are periodically granted as compensation to employees of the Parent. A portion of the costs associated with these awards is allocated to the Company in accordance with a service agreement with the Parent. The Parent accounts for certain awards as a liability plan which requires those awards to be remeasured at fair value at each reporting period until settlement. The Parent also accounts for certain awards as equity awards that are expensed based on their grant date fair value. The Parent has executed an indemnification agreement with the Company which indemnifies the Company with respect to its allocation related to share-based payment awards. As a result, the forgiveness of debt between the Company and the Parent is recorded as a capital transaction.

For the year ending December 31, 2013, the Company purchased a total of 454.32 bitcoin from related parties with a cost basis of $227,722. The Company also sold 52,439 bitcoin to the Bitcoin Investment Trust, an entity managed by an affiliate of the Company.

9. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

Pursuant to the Company's service agreement with the Parent, the Company has no contractual obligations for expenses incurred by the Parent. However, the Parent does have a lease obligation of which a certain portion is allocated to the Company.

10. Bitcoin Activities

As of December 31, 2013, the Company held a total of 9,235.46 bitcoin which is recorded at the lower of cost or fair value. The Company determined a fair value of $732 per bitcoin using the price provided by Bitstamp, the Company's primary source of bitcoin exchange at the close of business on December 31, 2013. The cost of the Company's bitcoin was below fair value as of December 31, 2013, Therefore, the Company has recorded bitcoin at its cost basis of $1,239,660 in Investments in bitcoin on the Statement of Financial Condition. As of the close of business on February 27, 2014, the fair value of bitcoin determined in accordance with the Company's accounting policy was $587 per bitcoin.

Of the 9,235.46 bitcoin held at December 31, 2013, 8,900 were a contribution from Parent at a cost basis of $112.42 per bitcoin. For the purposes of computing net capital in accordance with SEC Uniform Net Capital Rule 15c3-1, the Company treats investments in bitcoin as non-allowable assets.

Investing in bitcoin is currently unregulated, highly speculative, and volatile. There is currently no clearing house for bitcoin, nor is there a central or major depository for the custody of bitcoin. To the extent private keys for bitcoin addresses are lost, destroyed or otherwise compromised and no backup of the private keys are accessible, we may be unable to access the bitcoin held in the associated address and the private key will not be capable of being restored by the bitcoin network. The processes by which bitcoin transactions are settled is dependent on the bitcoin peer-to-peer network, and as such, the Company is subject to operational risk.

11. Capital Contributions From Parent

During 2013 the Parent made multiple non-cash capital contributions to the Company. On March 31, the Parent contributed $7,038 related to the Sale and Use tax payment made to New York State by the Parent on behalf of the Company. On July 31, the Parent contributed $3,032,942 related to the Company's income tax liability owed to the Parent upon the Parent's filing a consolidated income tax return which includes the Company. On September 25, the Parent contributed 8,900 bitcoin to the Company with a cost basis of $112.42 per bitcoin equaling $1,000,538 in capital. Additionally, as discussed in Note 9, the Parent contributed $1,215,284 related to employee compensation and benefits.

11. Capital Contributions From Parent (continued)

On November 18, the Parent made a cash contribution of $1,000,000 as authorized by its Board of Directors. Additionally on November 25, the Parent made an additional cash contribution of $2,000,000 as authorized by its Board of Directors.

For the upcoming year, no capital distributions to Parent are planned.

12. Subsequent Events

The Company has performed an evaluation of events which occurred subsequent to December 31, 2013 through the issuance of the statement of financial condition. There are no known events that have occurred that require disclosure other than that which has already been disclosed in these notes to the statement of financial condition.